Exhibit 21.1

Subsidiaries of KBS REIT II

CA Capital Management Services, LLC	KBSII 300-600 Campus Drive, LLC
KBS Limited Partnership II	KBSII 445 South Figueroa, LLC
KBS REIT Holdings II LLC	KBSII Corporate Technology Centre, LLC
KBS REIT Properties II, LLC	KBSII REIT Acquisition XV, LLC
KBSII 100-200 Campus Drive, LLC	KBSII REIT Acquisition XXVI, LLC